UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pacific Biosciences of California, Inc.

File No. 333-168858 - CF#25731

Pacific Biosciences of California, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 16, 2010, as amended.

Based on representations by Pacific Biosciences of California, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through December 15, 2012
Exhibit 10.8	through September 9, 2020
Exhibit 10.9	through September 9, 2020
Exhibit 10.10	through November 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel